Exhibit (a)(5)(xxxxv)

For Immediate Release

Contact:	Deborah Lilienthal
Oracle Corp.
(650) 506-5158
Deborah.Lilienthal@oracle.com

ORACLE TO HOST ONLINE TOWN HALL MEETING FOR PEOPLESOFT CUSTOMERS

Hosted Live by Oracle Executive Vice President Chuck Phillips

REDWOOD SHORES, Calif., July 15, 2003 — (http://www.oracle.com/tellmemore/?1859639) Oracle Corporation (NASDAQ: ORCL) announced today that on Thursday, July 17 at 9:00 a.m. PDT it will host its first in a series of online Town Hall meetings for PeopleSoft customers. Oracle Executive Vice President Chuck Phillips will host this live as part of Oracle’s continuing outreach to discuss its commitment to PeopleSoft customers. PeopleSoft customers are invited to send questions via email in advance or during the meeting to townhall@oracle.com. To participate in Thursday’s Town Hall meeting via the Web, or for more information, access www.oracle.com/peoplesoft/index.html?townhall.html. To participate by phone, call 1-800-593-8968 and provide password “PeopleSoft Town Hall.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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